[K&L Gates Letterhead]

August 2, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Attn:  Valerie J. Lithotomos

Re:	Eaton Vance Municipal Income Trust
Registration Statement on Form N-2 (333-158147; 811-09141)

Ladies and Gentlemen:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (“Investment Company Act”), on behalf of Eaton Vance Municipal Income Trust (the “Fund”), is Pre-Effective Amendment No. 1 to the Fund’s initial registration statement on Form N-2 relating to the Fund’s issuance pursuant to Rule 415 of common shares of beneficial interest filed with the Securities and Exchange Commission (“Commission”) (the “Registration Statement”).  The initial Registration Statement was originally filed on March 23, 2009.  At this time the Fund has determined to move forward with a Rule 415 offering of its common shares and in this regard is filing this Pre-Effective Amendment No. 1 to initiate that process.

Pre-Effective Amendment No. 1 transmitted with this letter contains a conformed signature page, the manually executed original of which is maintained at the offices of the Fund.

Thank you for your letter transmitting your comments concerning the Registration Statement on Form N-2 for the Fund.  As indicated below, these comments have been addressed in this Pre-Effective Amendment No. 1.  We are aware that the Commission staff prefers to establish a formal record of correspondence with registrants.  Accordingly, please find the Fund’s formal responses to your comments below.

Should the staff have any further comments to Pre-Effective Amendment No. 1 we would appreciate hearing from you as soon as possible, so that the Fund may commence the Rule 415 offering as soon as possible.

General

Comment 1:     The registration statement discloses that the there will be a “minimum price” established by the Fund, based on the “current” NAV.  Please confirm to the staff that there will be no takedowns below NAV, or if one is proposed, that any takedown below NAV will be made by a post-effective amendment that is declared effective by the staff.

Response 1:     The Fund confirms that no takedowns below NAV are proposed and that, if one is proposed, it would be made by a post-effective amendment that is declared effective by the staff.

Comment 2:     The Fund has an outstanding shareholder proposal (to be voted on by shareholders on May 15, 2009) for the Fund to acquire Eaton Vance National Municipal Income Trust (“the acquired fund”), and for the Fund to issue additional common shares in connection with that acquisition.  Please inform the staff in your response letter of the anticipated timing of the takedown, given that common shares will also be issued to acquire the acquired fund.  Also, please update the information regarding common shares outstanding to reflect the additional shares issued as a result of the acquisition of the acquired fund.

Response 2:     Prior to the opening of business on May 28, 2009, the Fund acquired the net assets of the acquired fund pursuant to a plan of reorganization approved by the Fund’s shareholders.  The acquisition was accomplished by a tax-free exchange of common shares of the Fund for the acquired fund’s common shares outstanding on May 27, 2009.

In response to the staff’s comment, in Pre-Effective Amendment No. 1, the Fund added the following additional disclosure as set forth below in the summary and body sections of the prospectus.

On May 27, 2009, in connection with the merger of the Eaton Vance National Municipal Income Trust into the Trust, the Trust issued 5,027,606 Common Shares and 806 shares of Series C APS in exchange for the common shares and APS, respectively, to the Eaton Vance National Municipal Income Trust.

Comment  3:     Please add that shortfall and forbearance agreements with respect to residual interest bonds “may cause the Fund to incur liabilities.”

Response 3:     In response to the staff’s comment, the Fund in Pre-Effective Amendment No. 1 in its Statement of Additional Information, revised the third paragraph under the heading “Additional investment information and restrictions - Residual Interest Bonds” as follows.

At the discretion of the Adviser, the Trust may enter into a so-called shortfall and forbearance agreement with the sponsor of an inverse floater held by the Trust. The Trust generally may enter into such agreements (i) when the liquidity provider to the tender option bond trust requires such an agreement because the level of leverage in the tender option bond trust exceeds the level that the liquidity provider is willing support absent such an agreement; and/or (ii) to seek to prevent the liquidity provider from collapsing the tender option bond trust in the event that the municipal obligation held in the trust has declined in value.  Such agreements commit the Trust to reimburse the sponsor of such inverse floater, upon the termination of the trust issuing the inverse floater, the difference between the liquidation value of the underlying security (which is the basis of the inverse floater) and the principal amount due to the holders of the floating rate security issued in conjunction with the inverse floater. Such agreements may expose the Trust’s other assets to losses.  Absent a shortfall and forebearance agreement, the Trust would not be required to make such a reimbursement. If the Trust chooses not to enter into such an agreement, the inverse floater could be terminated and the Trust could incur a loss.  The Trust will segregate or ear mark liquid assets with its custodian on a mark-to-market basis to cover any obligations owed to the sponsor under any such agreement.

Comment 4:     Please put in a separate paragraph on leveraging the discussion regarding that the Fund’s “preferred shares outstanding, an increase in short-term rates would also result in an increased cost of leverage, which would adversely affect the Fund income available for distribution.” Alternatively, move this statement to the discussion of special risks.  Also, please confirm that the bolded paragraphs at the bottom of page one will appear on the outside front cover page.

Response 4:     In response to the staff’s comment, in Pre-Effective Amendment No. 1, the Fund moved the referenced statement (underlined below) to the discussion of special risks, in the first paragraph of a new risk factor entitled “Leverage risk,” which is located in the summary and body sections of the prospectus, as set forth below.

As discussed above, the Trust currently uses leverage created by issuing APS and investing in residual interest bonds.  The Adviser anticipates that the use of leverage (from the issuance of APS, any borrowings, and residual interest bonds) may result in higher income to Common Shareholders over time.  Leverage creates risks for Common Shareholders, including the likelihood of greater volatility of NAV and market price of the Common Shares and the risk that fluctuations in dividend rates on APS shares and costs of borrowings may affect the return to Common Shareholders.  APS dividends are based on the yields of short-term municipal obligations, while the proceeds of the Trust’s offering are invested in longer-term municipal obligations, which typically have higher yields.  To the extent the income derived from investments purchased with funds received from leverage exceeds the cost of leverage, the Trust’s distributions will be greater than if leverage had not been used.  Conversely, if the income from the investments purchased with such funds is not sufficient to cover the cost of leverage, the amount available for distribution to Common Shareholders will be less than if leverage had not been used.  In the latter case, Eaton Vance, in its best judgment, may nevertheless determine to maintain the Trust’s leveraged position if it deems such action to be appropriate.  While the Trust has preferred shares outstanding, an increase in short-term rates would also result in an increased cost of leverage, which would adversely affect the Trust’s income available for distribution.   There can be no assurance that a leveraging strategy will be successful.

In addition, the Fund confirms that, in Pre-Effective Amendment No. 1, the bolded paragraphs at the bottom of page one will appear on the outside front cover page.

Comment 5:     Given the financial leveraging in the form of residual interest bonds will be employed, in addition to the Fund’s outstanding auction preferred shares, please confirm that the Fund will comply with applicable asset coverage restrictions.  Also, please inform the staff how the Fund will treat these investments for the purposes of section 13 of the Investment Act.

Response 5:     The Fund confirms that it will comply with applicable asset coverage restrictions.

In addition, in response to the staff’s comment, the Fund confirms that residual interest bonds are, and have been, included in the Fund’s stated 80% investment in municipal obligations.  The Fund believes that inclusion of residual interest bond investments in its 80% investment policy is fully consistent with Section 13 of the Investment Company Act and does not represent any change in investment policy.  Residual interest bonds represent interests in one more municipal bonds held in a tender option bond trust.  They pay interest that is federally tax-exempt to the same extent as a direct investment in a municipal bond.

Moreover, in the case of investments in “self-deposited” residual interest bonds, the Fund is actually required for financial accounting purposes to reflect on its books that it holds the bonds held in a tender option bond trust directly.  Investments in residual interest bonds are commonly used investments by municipal bond funds throughout the investment company industry and we believe, in many cases, are treated as subject to funds’ policies with respect to investment in municipal obligations.  We are unaware of any staff guidance to the contrary.

Comment 6:     Please advise the staff whether the FINRA has reviewed and approved the terms of the underwriting agreement.

Response 6:     The Fund notes that underwriting agreement will be submitted to FINRA for review and will be approved prior to effectiveness of the Registration Statement.

Investment Objectives and Policies

Comment 7:     The prospectus disclosed that a third party or broker may form a special purpose trust for the purpose of holding fixed interest rate municipal bonds. Please disclose the relationship, if any, between the sponsors of the special purpose trust and the Fund. Please disclose whether the Fund sells to the special purpose trust the fixed rate municipal bonds.  Disclose whether the special purpose trust issues securities to the Fund or to others.  Please disclose why the Fund will enter into the shortfall and forbearance agreement.  Does the Fund receive any consideration for entering into such agreement?  Please disclose the risks, if any, that the obligations of the special purpose fund may be deemed to be those of the Fund.

Response 7:     Supplementally, in response to the staff’s comments, the Fund notes that the sponsors of tender option bond trusts will vary, but typically are major banks, broker-dealers or investment banks.  The sponsors will vary over time and are not related to the Fund.  The Fund notes that it does not sell the fixed rate municipal bonds to the tender option bond trust.  Rather, the Fund sells the fixed rate municipal bond to a broker, which then deposits the bond into a tender option bond trust, creating a short-term floating-rate security (which is sold to a third-party) and a residual interest inverse floating-rate bond (which is purchased by the Fund).

Therefore, in response to the staff’s comments, in Pre-Effective Amendment No. 1, the Fund created a new “Residual interest bonds” section under “Investment objective, policies and risks” in the body section of the prospectus, the first paragraph of which is set forth below.

Residual interest bonds, also known as inverse floating rate securities or inverse floaters, are securities whose interest rates bear an inverse relationship to the interest rate on another security or the value of an index. Generally, residual interest bonds represent beneficial interests in a special purpose trust (commonly called a tender option bond trust) formed by a third party sponsor for the purpose of holding municipal bonds. The special purpose trust typically sells two classes of beneficial interests or securities: short-term floating rate municipal securities (sometimes referred to as short-term floating rate securities), which are sold to third party investors, and residual interest bonds, which the Trust would purchase.

As noted in Response 4 above, the Fund may enter into a shortfall and forbearance agreement to reimburse the sponsor of the inverse floater, upon the termination of the tender option bond trust, the difference between the liquidation value of the underlying security (which is the basis of the inverse floater) and the principal amount due to the holders of the floating rate security issued in conjunction with the inverse floater.  If the Fund does not enter into such an agreement, the sponsor may collapse the tender option bond trust, and the Fund could thereby incur a loss.

In addition, in response to the staff’s comments, in Pre-Effective Amendment No. 1, the Fund added the following paragraph as the second paragraph under “Residual interest bond risk” in the summary and body sections of the prospectus.

Tender option bond trusts generally include liquidation triggers to protect the investor in the tender option bond.  Generally, the trusts do not have recourse to the investors (such as the Trust) in the residual interest securities.  However, the Trust may invest in residual interest securities that may be subject to recourse provisions.  In such instances, the assets of the Trust may be at greater risk of loss.  The Trust will segregate or earmark liquid assets with its custodian on a mark-to-market basis to cover these obligations.

Comment 8:     Please disclose whether the Fund only purchases securities that have insurance, or will the Fund procure such insurance policies.  Please disclose any percentage limitations on the investment in derivatives.

Response 8:     The Fund notes that the following statement was included in the original Registration Statement under “Investment Objective and Policies” in the summary of the prospectus (the modification shown below has been made to Pre-Effective Amendment No. 1):

The Trust may purchase municipal obligations ~~bonds~~ that are additionally secured by insurance, bank credit agreements, or escrow accounts.

The Fund notes that, in Pre-Effective Amendment No. 1, the statement was added to the body section of the prospectus under “Investment Objective and Policies.”

In response to the staff’s comment, the Fund in Pre-Effective Amendment No. 1 added the following disclosure as the first sentence to a new “Derivatives risk” in the summary section and in the body of the prospectus.

In addition to investing in residual interest bonds, the Trust may invest without limitation in other derivative instruments (which are instruments that derive their value from another instrument, security or index) acquired for hedging purposes.

Leverage

Comment 9:     Please describe, in plain English, how the residual interest bonds create leverage.

Response 9:     The Fund notes that the following risk factor originally entitled “Residual Interest Bond (Inverse Floater) Risk,” and now named “Residual interest bond risk,” had appeared in the initial Registration Statement in both the summary and body sections and remains in the prospectus, as modified below.  The Trust believes this disclosure describes the creation of leverage from residual interest bonds.

The Trust incurs economic leverage by investing in residual interest bonds.  Residual interest bonds are securities that pay interest at rates that vary inversely with changes in prevailing short-term tax-exempt interest rates and provide the economic effect of leverage.  Typically, such securities represent beneficial interests in a special purpose trust (sometimes called a “tender option bond trust”) formed by a third party sponsor, typically a broker, for the purpose of holding municipal bonds.  In general, income on residual interest bonds will decrease when short-term interest rates increase and increase when short-term interest rates decrease.  Investments in residual interest bonds may subject the Trust to the risks of reduced or eliminated interest payments and losses of principal.  In addition, residual interest bonds may increase or decrease in value at a greater rate than the underlying securities, which effectively leverages the Trust’s investment.  The market value of such securities generally will be more volatile than that of conventional fixed rate securities.

Tender option bond trusts generally include liquidation triggers to protect the investor in the tender option bond.  Generally, the trusts do not have recourse to the investors (such as the Trust) in the residual interest securities.  However, the Trust may invest in residual interest securities that may be subject to recourse provisions.  In such instances, the assets of the Trust may be at greater risk of loss.  The Trust will segregate or earmark liquid assets with its custodian on a mark-to-market basis to cover these obligations.

Any economic effect of leverage through the Trust’s purchase of residual interest bonds will create an opportunity for increased share net income and returns, but will also create the possibility that the Trust’s long-term returns will be diminished if the cost of leverage exceeds the return on the residual interest bonds purchased with leverage by the Trust.

The amount of fees paid to Eaton Vance for investment advisory services will be higher if the Trust uses financial leverage because the fees will be calculated based on the Trust’s gross assets.  Gross assets include assets financed through the creation of tender option bond trusts, the issuance of preferred equity, borrowings and other forms of financial leverage, which may create a conflict of interest between Eaton Vance and the Common Shareholders.

Residual interest bonds have varying degrees of liquidity based upon the liquidity of the underlying securities deposited in the associated tender option bond trust and other factors.  The market price of residual interest bonds is more volatile than the underlying securities due to leverage.  In circumstances where the Trust has a need for cash and the securities in a tender option bond trust are not actively trading, the Trust may be required to sell its residual interest bonds at less than favorable prices, or liquidate other Trust portfolio holdings.

Distributions

Comment 10:     Please disclose that common shareholders also bear all costs in connection with the sale of preferred shares and, if applicable, the tender option bonds.

Response 10:     The Fund notes that the following statement appeared in the initial Registration Statement under “Leverage” in the summary section of the prospectus and remains in the prospectus, with the underlined modification.  The Fund also notes that the following statement has been added to the “Use of Leverage and Related Risks” section in the body of the prospectus.

The costs of the financial leverage program (from the issuance of preferred shares, any borrowings, and residual interest bonds) are borne by Common Shareholders and consequently result in a reduction of the NAV of Common Shares.

Concentration

Comment 11:     Please identify the state in which the Fund may concentrate.

Response 11:     In response to the staff’s comment, the Trust has revised disclosure by removing the “Concentration” risk factor and has added the following new risk factor in Pre-Effective Amendment No. 1:

State specific risk

The Trust has no current intention to invest 25% or more of its gross assets (but may invest up to such amounts) in municipal obligations of issuers located in the same state (or U.S. territory), but reserves the flexibility to do so in the future.  If the Trust invests 25% or more of its gross assets in any one state (or U.S. territory), the Trust may be more susceptible to adverse economic, political or regulatory occurrences affecting a particular state (or territory).

Residual Interest Bond (Inverse Floater Risk)

Comment 12:  Please clarify whether it is the purpose of the special purpose trust to hold fixed-rate municipal bonds.  Also, please disclose whether the sales to “outside parties” are registered offerings under the Securities Act or private offerings.  Please disclose why the Fund reimburses the broker in certain circumstances, and whether these are obligations of the special purpose trusts.

Response 12:     Supplementally, the Fund notes that the purpose of the special purpose trust is to hold a short-term floating-rate security and a residual interest inverse floating-rate bond.  As noted in Response 7 above, the Fund in Pre-effective Amendment No. 1 has added such disclosure.

Supplementally, the Fund notes that inverse floating rate securities are generally sold on a private placement basis and thus not registered under the Securities Act of 1933, as amended (“1933 Act”) (typically in reliance on Section 4(2) of the 1933 Act or Regulation D thereunder).  Issuers of such securities typically are not required to register as investment companies with the Securities Exchange Commission in reliance on various statutory exceptions and exemptions available under the Investment Company Act (including Section 3(c)(7)).  We note that the Commission retains its general regulatory authority over the securities markets and that the offer and sale of such securities are subject to the general anti-fraud provisions of Rule 10b-5 under the Securities Exchange Act of 1934, as amended.

Further, as noted in Response 7, the Fund enters into agreements to reimburse the broker in certain circumstances.  If the Fund does not enter into such an agreement, the sponsor may collapse the tender option bond trust in response to price swings, and the Fund could thereby incur a loss.  Supplementally, the Fund notes that the obligations under such an agreement are those of the Fund rather than the special purpose trusts.

Comment 13:     Please explain how financial leveraging will create greater fees paid for investment advisory services, and give a numerical example in the explanation.

Response 13:     The amount of investment advisory fees will be higher if the Fund uses financial leverage because the fees will be calculated based on the Fund’s gross assets.  Gross assets include assets financed through the creation of tender option bond trusts, the issuance of preferred equity, borrowings and other forms of financial leverage.

Comment 14:     Please advise the staff in your response letter whether the special purpose trust relies upon section 3(c)(1) or 3(c)(7) of the Investment Company Act.

Response 14:     Supplementally, the Fund notes that the special purpose trust typically are not required to register as an investment company with the Commission in reliance on various statutory exceptions and exemptions available under the Investment Company Act, including Section 3(c)(7).

Effects of Financial Leverage

Comment 15:    Please disclose the limits on leverage, under the Investment Company Act, and what the Fund’s policies are with respect to its limits, if any, on the amount of leverage it may employ at any time.

Response 15:     The Fund notes that the following disclosure under “Use of Leverage and Related Risks” had appeared in the initial Registration Statement and remains in the prospectus.

Under the 1940 Act, the Trust is not permitted to incur indebtedness, including through the issuance of debt securities, unless immediately thereafter the total asset value of the Trust’s portfolio is at least 300% of the liquidation value of the outstanding indebtedness (i.e., such liquidation value may not exceed 33 1/3% of the Trust’s total assets).  In addition, the Trust is not permitted to declare any cash distribution on its Common Shares unless, at the time of such declaration, the NAV of the Trust’s portfolio (determined after deducting the amount of such distribution) is at least 300% of such liquidation value.  If the Trust borrows money or enters into a commercial paper program, the Trust intends, to the extent possible, to retire outstanding debt, from time to time, to maintain coverage of any outstanding indebtedness of at least 300%.

Summary of Trust Expenses

Comment 16:     In the line item, labeled “Offering Expenses borne by the Trust,” please add that they are borne by the shareholders.  Also, please disclose the difference between “Total annual expenses” and “Net annual expenses.”

Response 16:     The requested disclosure in the referenced line item has been added in a new footnote to the fee table numbered 3 as follows.

Assuming estimated offering costs of $[  ] and a Common Share offering price of $[  ] (the Trust’s closing price on the NYSE on [   ], 2010). The Adviser will pay the expenses of the Offering (other than the applicable commissions).  Offering expenses generally include, but are not limited to, the preparation, review and filing with the SEC of the Trust’s registration statement (including this prospectus and the Statement of Additional Information (“SAI”)), the preparation, review and filing of any associated marketing or similar materials, costs associated with the printing, mailing or other distribution of the prospectus, SAI and/or marketing materials, associated filing fees, NYSE listing fees, and legal and auditing fees associated with the Offering.

The line item “Net annual expenses has been removed from the Fee Table.

Comment 17:     Please disclose whether the Fund anticipates any preferred or debt offerings in the next 12 months, and if so, the cost of these need to be reflected in the fee table.

Response 17:     The Fund does not anticipate any such offerings and, therefore, has not revised the disclosure.

Comment 18:     In the footnote (4), specify the gross assets for purposes of the advisory fee, in order for the shareholder to see how gross assets converts to net assets.

Response 18:     In response to the staff’s comment, the Trust has added the following additional disclosure to footnote 5 (re-numbered in Pre-Effective Amendment No. 1 from footnote 4):

The advisory fee paid by the Trust to the Adviser is based on the average daily gross assets of the Trust, including all assets attributable to any form of investment leverage that the Trust may utilize. The fee table figure is based on net assets and assumes [ ]% of the Trust’s total assets attributable to investment leverage. For example as of [   ], 2010, the Trust’s net assets were approximately $[  ] and gross assets were approximately $[   ]. Accordingly, if the Trust were to utilize additional investment leverage in the future, the advisory fee would increase as a percentage of net assets. See “Management of the Trust.”

Comment 19:     Please disclose whether there will be any acquired fund fees and expenses.  Also, please make prominent the statement that the Fund’s actual rate of return may be greater or less than the hypothetical example.

Response 19:     The Fund confirms there are no acquired fund fees and expenses. The Trust has made the requested change to make the disclosure more prominent.

Comment 20:     Please remove “net” from “total net annual expenses.”

Response 20:      The Fund has made the requested change.

Risk Factors

Comment 21:     Please include a section titled “Municipal Bond Market Risk” to include the current market conditions and risks that issuers are facing, given recent financial hardships and losses of tax revenue.

Response 21:     In response to the staff’s comment, the Fund in Post-Effective Amendment No. 1 has added the following disclosure to appear as a new risk factor in the summary under heading “Special Risk Considerations” and in the body under the heading “Additional Risk Considerations.”

Current economic conditions – credit crisis liquidity and volatility risk
The markets for many credit instruments, including municipal obligations, have experienced periods of illiquidity and extreme volatility since the latter half of 2007.  The debt and equity capital markets in the United States have been negatively affected by significant write-offs in the financial services sector relating to sub-prime mortgages and the repricing of credit risk in the broader market, among other things.  These events, along with the deterioration of the housing market, the failure of major financial institutions and the concerns that other financial institutions as well as the global financial system are experiencing severe economic distress have materially and adversely affected the broader financial and credit markets.  General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which, in turn, have resulted in significant valuation uncertainties in a variety of debt securities, including municipal obligations.  In addition, during 2008, several major dealers of municipal bonds exited the market via acquisition or bankruptcy.  These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value.  These market conditions may make valuation of some of the Trust’s municipal obligations uncertain and/or result in sudden and significant valuation increases or declines in its holdings.  During times of reduced market liquidity, such as experienced recently, the Trust may not be able to sell securities readily at prices reflecting the underlying values of such securities or where carried on the Trust’s books.  Sales of large blocks of securities by market participants that are seeking liquidity can further reduce security prices in an illiquid market.  In addition, illiquidity and volatility in the credit markets may directly and adversely affect dividends on the Trust’s shares.

In response to the global economic downturn, governmental cost burdens may be reallocated among federal, state and local governments.  The Federal Government, Federal Reserve and other governmental and regulatory bodies have taken and are considering additional actions to address the financial crisis.  There can be no assurance as to what impact such actions will have on the markets for municipal obligations.  Laws enacted in the future by Congress or state legislatures or referenda could extend the time for payment of principal and/or interest, or impose other constraints on enforcement of such obligations, or on the ability of municipalities to levy taxes.  Issuers of municipal obligations might seek protection under the bankruptcy laws.

The current economic and financial market conditions may continue to contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets; and may cause further economic uncertainties or deterioration in the United States and worldwide.  The prolonged continuation or further deterioration of the current U.S. and global economic downturn could adversely affect the Trust’s investments.  The Adviser does not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the U.S. economy, markets and securities in the Trust's portfolio.  The Adviser intends to monitor developments and seek to manage the Trust’s portfolio in a manner consistent with achieving the Trust’s investment objective, but there can be no assurance that it will be successful in doing so.

Comment 22:     Please disclose any structural risks connected with investing in “tender option bonds.”  Also, disclose any conflicts of interest, given that the fees paid to the adviser will be higher if the Fund uses financial leverage, including when the Fund invests in tender option bonds.  Please disclose how the board of trustees will monitor any potential conflict of interest.

Response 22:     The Fund notes that, as set forth in Response 9 above, the risk factor appeared in the initial Registration Statement in both the summary and body sections and remains in the prospectus, with certain modifications.  In particular, in response to the staff’s comments, this risk factor has been revised to reflect that, while generally there is no recourse to the investor (i.e., the Fund) in inverse floating rate securities issued by a tender option bond trust, the Fund may in certain circumstances invest in inverse floating rate securities that do have recourse to the investor.  In such instances, the assets of the Fund will be at risk of loss.  Set forth below is the new disclosure (underlined below).  In response to the second part of the staff’s comment regarding conflicts of interest with respect to the fee, the Fund notes that the risk factor’s disclosure (underlined below) provides that while leverage is used (including through the participation in tender option bond trusts), the fee paid to the adviser will be higher, which may create an incentive for the adviser.

Residual interest bond risk
The Trust incurs economic leverage by investing in residual interest bonds.  Residual interest bonds are securities that pay interest at rates that vary inversely with changes in prevailing short-term tax-exempt interest rates and provide the economic effect of leverage.  Typically, such securities represent beneficial interests in a special purpose trust (sometimes called a “tender option bond trust”) formed by a third party sponsor, typically a broker, for the purpose of holding municipal bonds.  In general, income on residual interest bonds will decrease when short-term interest rates increase and increase when short-term interest rates decrease.  Investments in residual interest bonds may subject the Trust to the risks of reduced or eliminated interest payments and losses of principal.  In addition, residual interest bonds may increase or decrease in value at a greater rate than the underlying securities, which effectively leverages the Trust’s investment.  The market value of such securities generally will be more volatile than that of conventional fixed rate securities.

Tender option bond trusts generally include liquidation triggers to protect the investor in the tender option bond.  Generally, the trusts do not have recourse to the investors (such as the Trust) in the residual interest securities.  However, the Trust may invest in residual interest securities that may be subject to recourse provisions.  In such instances, the assets of the Trust may be at greater risk of loss.  The Trust will segregate or earmark liquid assets with its custodian on a mark-to-market basis to cover these obligations.

Any economic effect of leverage through the Trust’s purchase of residual interest bonds will create an opportunity for increased share net income and returns, but will also create the possibility that the Trust’s long-term returns will be diminished if the cost of leverage exceeds the return on the residual interest bonds purchased with leverage by the Trust.

The amount of fees paid to Eaton Vance for investment advisory services will be higher if the Trust uses financial leverage because the fees will be calculated based on the Trust’s gross assets.  Gross assets include assets financed through the creation of tender option bond trusts, the issuance of preferred equity, borrowings and other forms of financial leverage, which may create a conflict of interest between Eaton Vance and the Common Shareholders.

Residual interest bonds have varying degrees of liquidity based upon the liquidity of the underlying securities deposited in the associated tender option bond trust and other factors.  The market price of residual interest bonds is more volatile than the underlying securities due to leverage.  In circumstances where the Trust has a need for cash and the securities in a tender option bond trust are not actively trading, the Trust may be required to sell its residual interest bonds at less than favorable prices, or liquidate other Trust portfolio holdings.
Supplementally, the Fund notes that the Board of Trustees has general oversight responsibility over the Fund’s investment program, including the use of leverage in various forms.  The Board periodically reviews the use of leverage by the Adviser.  In this regard, the Board during its annual Section 15(c) advisory contract review process considers the use of leverage by the Fund through tender option bond trusts and other means generally, including the levels employed and that the use of leverage will increase the fee paid to the Adviser, which may create an incentive for the Adviser to use leverage.

Comment 23:     Please disclose whether the Fund will invest in residual interest bonds for speculative reasons, or hedging, or both.

Response 23:     In response to the staff’s comment the Fund has added the following disclosure:

The Trust will invest in residual interest bonds primarily for investment purposes.

SAI

Comment 24:     Please disclose under what circumstances the Fund may enter into a “shortfall and forbearance agreement” with the sponsor of an inverse floater held by the Fund.

Response 24:     In response to the staff’s comment, and as noted in Response 3 above, the Fund in Pre-Effective Amendment No. 1 revised the third paragraph under the heading “Additional investment information and restrictions - Residual Interest Bonds” as follows.

At the discretion of the Adviser, the Trust may enter into a so-called shortfall and forbearance agreement with the sponsor of an inverse floater held by the Trust. The Trust generally may enter into such agreements (i) when the liquidity provider to the tender option bond trust requires such an agreement because the level of leverage in the tender option bond trust exceeds the level that the liquidity provider is willing support absent such an agreement; and/or (ii) to seek to prevent the liquidity provider from collapsing the tender option bond trust in the event that the municipal obligation held in the trust has declined in value.  Such agreements commit the Trust to reimburse the sponsor of such inverse floater, upon the termination of the trust issuing the inverse floater, the difference between the liquidation value of the underlying security (which is the basis of the inverse floater) and the principal amount due to the holders of the floating rate security issued in conjunction with the inverse floater. Such agreements may expose the Trust’s other assets to losses.  Absent a shortfall and forebearance agreement, the Trust would not be required to make such a reimbursement. If the Trust chooses not to enter into such an agreement, the inverse floater could be terminated and the Trust could incur a loss.  The Trust will segregate or ear mark liquid assets with its custodian on a mark-to-market basis to cover any obligations owed to the sponsor under any such agreement.

Comment 25:     Please disclose whether, under the shortfall and forbearance agreement, the Fund will establish a segregated account, in order to comply with section 18 of the Investment Company Act.  Please disclose any risk of loss to the Fund under this agreement, and add risks disclosure to the prospectus.

Response 25:     As noted in Response 24 above, in response to the staff’s comment, the Fund in Pre-Effective Amendment No. 1 revised the third paragraph under the heading “Additional investment information and restrictions - Residual Interest Bonds” as follows to reflect that the Fund will segregate assets to cover its obligations under any such forbearance agreement.

The Trust will segregate or ear mark liquid assets with its custodian on a mark-to-market basis to cover any obligations owed to the sponsor under any such agreement.

General Comments

Comment 26:     We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Response 26:     The Fund understands this comment.  All responses to your comments are provided herein and detailed in the enclosed marked portions of the Registration Statement.

Comment 27:     Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response 27:     The Fund has not submitted an exemptive application or no-action request in connection with this Registration Statement and has no current intention to do so.

Declaration of Effectiveness

In connection with the Fund’s request for acceleration of effectiveness of the Registration Statement, the Fund will acknowledge in such request that:

1.           Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.           The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Fund will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Fund is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Fund’s comments on this and other filings made with respect to the Registration Statement.

Questions should be directed to the undersigned at (617) 261-3246.

Sincerely,

/s/ Clair E. Pagnano
Clair E. Pagnano